

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2015

Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2015**
> **Filed October 16, 2015**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Fiscal Year Ended August 31, 2015 Compared to the Fiscal Year Ended August 31, 2014, page 42

1. We note that certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source, including offsets, are not disclosed. For example on page 42, you state that EMS segment revenues increased 1%, which was primarily attributable to increased revenues from customers within your telecommunications and automotive businesses, which was partially offset by reductions in the sale of mobility handsets as a result of your disengagement from BlackBerry Limited. We also note that in your discussion of results of operations for the

fiscal year ended August 31, 2014 compared to fiscal year ended August 31, 2013, on page 44, you do not appear to quantify the factors that led to revenue decreases or those that led to offsets. With a view towards future disclosure, please advise what consideration you gave to providing quantitative disclosures for each driving factor (as well as quantifying offsetting amounts) rather than using terms such as "primarily." Refer to Section III.D of SEC Interpretive Release 33-6835.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

h. Revenue Recognition, page 72

2.   We note various disclosures indicating that the company provides comprehensive electronic design, production and product management services and your response letter dated March 30, 2011 stating that substantially all of your revenue is derived from several types and levels of services. Please reconcile these statements to your revenue recognition policy where you refer to product returns, shipped goods and title and risk of ownership and explain further how you determined that you derive revenue from services and not product sales. In addition, considering you state that you offer several types of services, tell us whether your arrangements include multiple deliverables and if so, please describe your accounting for such arrangements. We refer you to ASC 605-25-25 and 605-25-30. To the extent you determine that your revenues include product sales, tell us how you considered the guidance in Rule 5-03 of Regulation S-X to separately present revenue from product and services.

o. Comprehensive Income, page 74

3.   We note that you provide the amount of income tax expense (benefit) for some components of comprehensive income but not all. For instance, you do not appear to provide this information for unrealized losses on available for sale securities or for the reclassification adjustments. Please tell us how you considered the guidance in ASC 220-10-45-12 with regards to these disclosures.

Note 12. Concentration of Risk and Segment Data

b. Segment Data, page 95

4.   We note that in fiscal 2015, the company changed its reporting structure to align with the chief operating decision maker's (CODM) management of resource allocation and performance assessment. Please tell us who your CODM is and provide us with your analysis in determining the CODM. In your response, please provide us with an

organizational chart that includes the titles and roles and responsibilities of the individuals who report to the CODM. Refer to ASC 280-10-50-5 through 9.

5.   We note from your disclosures on page 4 that Business Unit Managers and Directors operate autonomously and have direct profit and loss accountability for business unit performance. Please tell us the number of business units and provide a description of each. Also, tell us how the Business Unit Managers and Directors fit into your organizational structure. Tell us the title and role of the person that the Unit Directors report to and explain how the business units align with your operating and reporting segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services